June 29, 2021
BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

Re:    Registration Statement on Form N-6 of Pacific Select Exec Separate
Account (the
          Separate Account   ) of Pacific Life Insurance Company (the
Company   ) relating to M
       Vision Pacific Life SVUL (File Nos. 811-05563 and 333-255746) (the Registration
       Statement   )

Dear Mr. Cage:

       The staff has reviewed the Registration Statement on Form N-6 filed on May 4, 2021 by
the Separate Account under the Securities Act of 1933, as amended (the    1933
Act   ), and the
Investment Company Act of 1940, as amended (the    1940 Act   ). Based on the
Company   s
representations in the transmittal letter accompanying the Registration Statement, we have given the Registration Statement a selective review. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement.

GENERAL

1. Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

2. Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the
       Separate Account.
 Brandon J. Cage
June 29, 2021
Page 2 of 6

PROSPECTUS

Cover page

4.     The Policy is characterized as a    last survivor flexible premium
variable universal life
       insurance.    In the bulleted definitions, please provide a definition
for    universal life
       insurance    rather than    life insurance.

5.     The disclosure states,    before you purchase this Policy, you may
request a personalized
       illustration of your future benefits under the Policy based on your Age, Risk Class, the
       Death Benefit Option, Face Amount, planned premium, and any rider
requested.    If the
       illustration will assume a hypothetical rate of return based on the type of Investment
       Option chosen, please state this in the disclosure.

Benefits and Risks of Your Policy

Benefits of Your Policy (pp. 3-4)

6. Under Death Benefit, the disclosure states that an investor may currently choose between
       two Death Benefit Options     Options A and B. Discussion of Option C is
included with a
       note that the option is not currently available and that the prospectus will be amended if the Company makes the option available in the future. We note that Option C is available for purchase only at Policy issue. Since no investor purchasing a Policy under this Prospectus will be able to choose Option C, please remove all disclosure relating to
       Option C from the Registration Statement.

7.     Under Accumulated Value   Standard Loans, please add that interest will
be charged on
       the loan amount.

Risks of Your Policy (pp. 4-7)

8. Under Indexed Interest Crediting Risk, please revise the disclosure to clarify that the
       Monthly Indexed Fixed Option Charge is applicable only for amounts allocated to the 1-
       Year High Cap Indexed Account. Please make the parallel change in the Fee Tables
       Table 2.

Fee Tables

Table 2   Periodic Charges Other than Fund Operating Expenses (pp. 8-10)

9.     Under Asset charge, please remove    Maximum    from    Maximum current
charge    under
       the Amount Deducted column.
 Brandon J. Cage
June 29, 2021
Page 3 of 6

   Optional Riders and Benefits

10.    Under Riders Providing Face Amount Coverage on the Insured   Estate
Preservation
       Rider, please consider including (a) the minimum and maximum current charges for the rider and (b) the current charge under Charge for a representative
Insured.

11.    Under Riders Providing Face Amount Coverage on the Insured   Flexible
Duration No-
       Lapse Guarantee Rider, please (a) remove    No-Lapse Monthly Charge
Deduction    and
       (b) consider adding the current charge under Charge for a representative Insured. We note that this rider is listed as a rider providing face amount coverage on the Insureds in
       this table, but is characterized as a rider that provides    additional
cash value protection
       on page 27. Please reconcile.

12. Under Riders that Provide Additional Benefits, in order to uniformly present the charge
       information for each rider, please consider using the phrase    minimum
and maximum
       guaranteed charge    for each rider in the first column and state in the
third column that
       there is no charge.

13.    Under Riders that Provide Additional Benefits   Policy Split Option
Rider, please
       consider adding information on the current charge.

Terms Used in This Prospectus

14.    There are several references to    Fixed Accounts    in this section.
Please revise to reflect
       that this Policy offers only one fixed account.

Policy Basics

Understanding Policy Expenses and Cash Flow (including fees and charges of Fund portfolios) (p. 22)

15. Please add the Fixed Account Option next to the Indexed Fixed Options on the flow chart.

Policy Benefits

Changing Your Death Benefit Option (pp. 25-26)

16.    The third bullet point in this section states,    [b]eginning in Policy
Year 3, you can change
       from any Death Benefit Option to Option A or Option B.    Please
reconcile this statement
       with the first bullet point that an Insured    can change the Death
Benefit Option once in
       any Policy Year.    If the Death Benefit Option may only be changed
starting in Policy
       Year 3, please revise the disclosure accordingly. Since there are only two Death Benefit
       Options, for clarity, please revise the statement in the third bullet point to state that an investor can change from one Death Benefit Option to the other.
 Brandon J. Cage
June 29, 2021
Page 4 of 6


Optional Riders and Benefits (pp. 27-38)

17.    Annual Renewable Term Rider Last Survivor (ARTR-LS):

          a. Please bold the heading for Annual Renewable Term Rider on page 28 so that it can be easily located; and

          b. Under How the Rider Works, the disclosure states that    [a]nnual
increases are
             scheduled at issue.    The section only discusses increases
requested by the
             Insured(s). There is also no discussion of    scheduled
increase[s]    in the ARTR-
             LS rider filed as an exhibit to the Registration Statement. Please explain what is meant by this disclosure.

18. Under Estate Preservation Rider, please disclose when the rider can or must be elected.
       If the rider must be elected at Policy issue, please bold this statement. The disclosure states that the rider will terminate on lapse of the Policy. Please disclose whether and under what conditions the Rider can be reinstated if the Policy is reinstated.

19. In the second paragraph under Flexible Duration No-Lapse Guarantee Rider (FDNLG)
       Investment Allocation Requirements   the Allowable Investment Options,
the disclosure
       states    [w]e reserve the right to add, remove or change allowable
Investment Options at
       any time.    Please add disclosure that clarifies that the Company is
only reserving the
       right to add, remove or change individual Investment Options currently offered and not reserving the right to impose restrictions as to the amount that may be allocated to the
       Investment Options.

20. As to the Conversion Rider, please supplementally describe the types of policies eligible for conversion (e.g., can an investor convert into another variable life insurance policy?).
       If the exchanges under the Conversion Rider are into another variable life policy, and with respect to the exchanges under the two Policy Split Riders, please explain how these exchanges will comply with the relative net asset value requirements of Rule 11a-2 under the 1940 Act. We may have further comments and disclosure may need to be revised depending on your response.

21. A Conversion Rider permits an Insured to request conversion of the Policy to another permanent life insurance policy offered by the Company. If financial professionals may have a financial incentive to recommend conversion of the Policy to another Company policy, please add disclosure to that effect. Also state that an Insured should only exchange his/her Policy if he/she determines, after comparing the features, risks, and fees of both policies, that it is preferable for the Insured to convert the Policy to the new policy. Please provide a toll free number for Insureds to call to discuss this option.

22. Under Enhanced Policy Split Option Rider, the disclosure states that [a]t the time of exchange, if the face amount on either of the new single life policies is less than the
 Brandon J. Cage
June 29, 2021
Page 5 of 6

       minimum allowed face amount for that product, we will issue that policy with the
       minimum allowable face amount for that product.    If this statement
means that the
       Insured(s) must invest additional funds to meet the minimum allowable face amount on one or both of the new policies, please state this directly in the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

23. For consistency with the description of the Policy in the Prospectus, on the cover page,
       please replace the reference to    variable life insurance policy
with    last survivor flexible
       premium variable universal life insurance with indexed option(s) policy.


24. Please supplementally provide information on M Insurance Solutions, the nature of its business, the services provided to the Separate Account and the Company, and its affiliation with the Company. If M Insurance Solutions provides management-related services, please disclose the information required by Item 17(b) of Form N-6. Otherwise please disclose the information required by Item 17(c) of Form N-6.

PART C

Exhibits

25.    Please file execution copies of agreements filed as    form of
agreements. See Rule 483
       under the 1933 Act.

26. We note that the terms of the Enhanced Policy Split Option Rider and the Policy Split
       Option Rider filed as exhibits to the Registration Statement are not consistent in some respects with the terms of those riders as described in the Prospectus. For these and all other Policy riders filed as exhibits, please ensure that the current versions of those riders are filed.

27. The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of
       Attorney with the next pre-effective amendment authorizing the filing of this Registration
       Statement. See Rule 483 under the 1933 Act.

                                             * * * *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Brandon J. Cage
June 29, 2021
Page 6 of 6

       We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                                                   Sincerely,
                                                   /s/ Yoon Choo
                                                   Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief